SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of November 13, 2007 – Coca-Cola Hellenic - Results for the nine months ended September 28, 2007 (IFRS).

Results for the nine months ended 28 September 2007 (IFRS)

Business momentum continues - guidance upgrade

HIGHLIGHTS FOR THE NINE MONTHS

•                  Volume of 1,554 million unit cases, 14% above 2006,

•                  Strong operating profit (EBIT) momentum to €616 million, 20% above prior year, on a comparable basis,

•                  Net profit of €435 million, 18% above prior year, on a comparable basis,

•                  EPS of €1.80, 18% above prior year, on a comparable basis.

THIRD QUARTER HIGHLIGHTS

•                  Volume of 584 million unit cases, 12% above 2006,

•                  Solid improvement in operating profit (EBIT) to €285 million, 21% above prior year, on a comparable basis,

•                  Net profit of €213 million, 22% above prior year, on a comparable basis,

•                  EPS of €0.88, 21% above prior year, on a comparable basis.

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, commented:

“Our performance in the third quarter has built on the strong momentum achieved at the half year with the continued successful execution of our strategy across our geographies and product categories. We delivered another quarter of robust volume growth, together with strong operating margin expansion and as a result we are upgrading our guidance on our full year financial targets.

We are in the process of completing our business planning cycle and believe that our in-country strategic initiatives, coupled with the positive momentum we are witnessing across our territories, will support Coca-Cola Hellenic’s vision of being the undisputed leader in every market in which we compete.”

13 November 2007

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. Coca-Cola Hellenic shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). Coca-Cola Hellenic also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com.

Conference Call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the third quarter of 2007 financial results on 13 November 2007 at 4:00 pm, Athens time (2:00 pm, London time 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts: Coca-Cola Hellenic Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 email: jim.olecki@fd.com

Overview

Coca-Cola Hellenic delivered solid EBIT and EPS growth in the first nine months of 2007, driven by strong organic volume growth, effective revenue growth management and ongoing operating cost efficiencies. These factors, combined with the benefit of improved operating leverage, contributed to higher gross and operating margins in both periods under review, despite planned sales investments and ongoing input cost pressures.

Volume grew by 14% for the first nine months of 2007 and approximately 13% on a comparable basis after excluding the contribution of Fonti del Vulture in the first 6 months of 2007. This performance reflects continued positive momentum across each of our reporting segments in the third quarter, despite cycling strong comparable growth of 10% from the same period prior year as well as experiencing poor weather conditions across some of our markets. In the first nine months of 2007, total carbonated soft drinks (‘CSDs’) grew by 8% and non-CSDs grew in the double digits driven by strong marketplace execution, product innovation and planned marketing initiatives.

Product innovations and marketing promotions launched ahead of the summer performed in line with our plans. Coca-Cola Zero, so far launched in only eight of our markets, continued to attract consumers and supported ongoing momentum of trademark Coca-Cola which grew 9% in the first nine months of 2007. We continue to be very excited about the prospects of Coca-Cola Zero across our markets as we finalise our plans for 2008.

Innovation is an important element of our strategy whether focused on offering great tasting products, exciting new packaging or supporting our corporate sustainability goals. During the quarter, Coca-Cola Hellenic was awarded three prestigious awards at the annual Global Bottled Water Congress held in Mexico City in September 2007. These awards were for the Danube Box in the “Best Sustainable Initiative” category (Silver); the eye-catching limited edition Avra Natural Mineral Water in Greece, in the “Best Bottle in Glass” category (Bronze); and Avra Bloom mineral water blend in Greece, in the “Best Children’s Concept” category (Bronze). In addition, four Fresh & Co juice products in Serbia received the prestigious “Superior Taste Award” from the International Taste and Quality Institute in Brussels.

As part of our value driven growth strategy, we continue to invest in the placement of new coolers in the market place and installation of new production capacity. During the quarter, we installed a new PET line in St Petersburg, added a new aseptic line in Hungary to support the growth of our non-carbonated products and added a new Bonaqua water line in Slovakia. In addition, following the closure of two plants in Nigeria last year, we opened a new plant in the capital city Abuja, to meet growing consumer demand for our products in this high growth region.

Operational Review by Reporting Segments

	Volume (million unit cases)
Nine months	2007	2006	% Change
Established Markets	525.5	470.9	+12%
Developing Markets	294.7	264.1	+12%
Emerging Markets	733.6	622.1	+18%
Coca-Cola Hellenic	1,553.8	1,357.1	+14%

	Comparable EBIT* (€ million)			Reported EBIT (€ million)
Nine months	2007	2006	% Change	2007	2006	% Change
Established Markets	250.2	248.4	+1%	250.2	222.0	+13%
Developing Markets	101.5	70.9	+43%	101.5	64.7	+57%
Emerging Markets	264.3	193.8	+36%	264.3	182.4	+45%
Coca-Cola Hellenic	616.0	513.1	+20%	616.0	469.1	+31%

	Volume (million unit cases)
3rd Quarter	2007	2006	% Change
Established Markets	193.1	179.4	+8%
Developing Markets	110.3	104.7	+5%
Emerging Markets	280.4	237.6	+18%
Coca-Cola Hellenic	583.8	521.7	+12%

	Comparable EBIT* (€ million)			Reported EBIT (€ million)
3rd Quarter	2007	2006	% Change	2007	2006	% Change
Established Markets	99.1	95.5	+4%	99.1	87.8	+13%
Developing Markets	53.6	45.1	+19%	53.6	44.3	+21%
Emerging Markets	132.5	94.2	+41%	132.5	93.2	+42%
Coca-Cola Hellenic	285.2	234.8	+21%	285.2	225.3	+27%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Established markets

Volume

Unit case volume was 526 million in the first nine months of 2007, 12% above the prior year and 193 million for the quarter, 8% above prior year. Excluding the impact of Fonti del Vulture, which we did not own in the first six months of last year, volume grew by 6% in the nine months of 2007. We continue to track the consumer trend towards health and wellness in this segment with the continued success of Coca-Cola Zero supporting growth of 5% in the CSD category in the first nine months. Volume in Greece grew in the high single digits during the quarter with growth across all product categories supported by strong market execution and new advertising campaigns for the Fanta and Amita Orange juice trademarks. In Italy, we achieved mid-single digit volume growth during the quarter as we expanded the availability of Coca-Cola Zero and Fonti del Vulture’s water brands across our existing outlet base. A combination of unseasonal poor weather and the cycling of strong volume growth from the same period prior year resulted in a slight volume decline in Austria and Switzerland during the quarter. Despite this, we achieved low single-digit volume growth for these two countries over the first nine months, in line with our expectations.

Operating profit (EBIT)

Established markets contributed €250 million to the Group’s EBIT for the first nine months of 2007, 1% above prior year and €99 million for the quarter, 4% above prior year on a comparable basis. Strong trading performances in Greece and Italy led segment profit growth during the quarter. Effective revenue growth management combined with a moderation of commodity cost pressures, resulted in strong gross margin expansion during the quarter.

Developing markets

Volume

Unit case volume was 295 million for the first nine months of 2007, 12% above the prior year and 110 million for the quarter, 5% above the prior year. This performance was particularly encouraging as trading conditions were impacted by unfavourable weather during the quarter across a number of markets within this segment. The developing market segment also cycled strong comparable growth of 15% from last year. Our strong nine-month volume performance in this segment reflects a continued focus on achieving excellent end-outlet execution, supporting expansion of our entire beverage portfolio and profitable single serve packages.

Operating profit (EBIT)

On a comparable basis, developing markets contributed €102 million to the Group’s EBIT for the first nine months of the year, 43% above the prior year and €54 million for the quarter, 19% above the prior year. Strong profit growth in both periods under review reflects solid volume growth, a favourable pricing environment, positive product and channel mix and the benefits of improved operating leverage.

Emerging markets

Volume

Unit case volume was 734 million for the first nine months of 2007 and 280 million for the quarter, 18% above the prior year for both periods under review. Double-digit volume growth was achieved across all product categories, driven by strong market place execution, supported by our investments in additional capacity. Russia (including our Multon juice business), Romania, Ukraine and Bulgaria led this strong segmental performance, all achieving double-digit volume growth for both periods under review. Nigeria achieved mid-single digit growth during the quarter benefiting from investments in key account initiatives and chilling equipment. These initiatives more than offset the impact of the price increase taken in June.

Operating profit (EBIT)

Emerging markets contributed €264 million to the Group’s EBIT for the first nine months of 2007, representing an increase of 36% over the prior year and €133 million for the quarter, 41% over the prior year, on a comparable basis. Strong volume growth and pricing realisation, combined with operating cost efficiencies drove improved margins and significant profit growth for both periods under review. Russia, Romania, Bulgaria and Nigeria all reported strong profit improvement driven by effective revenue growth management and increased product availability across an expanding outlet base.

Group Financial Review

	Nine months
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	1,553.8	1,357.1	+14%
Net sales revenue	5,002.1	4,292.6	+17%
Cost of goods sold	(2,930.8)	(2,540.4)	+15%
Gross profit	2,071.3	1,752.2	+18%
Total operating expenses	(1,455.3)	(1,283.1)	+13%
Comparable total operating expenses*	(1,455.3)	(1,239.1)	+17%
Operating profit (EBIT)	616.0	469.1	+31%
Comparable operating profit (EBIT)*	616.0	513.1	+20%
EBITDA	881.9	740.8	+19%
Comparable EBITDA*	881.9	759.2	+16%
Net profit attributable to shareholders	434.7	340.5	+28%
Comparable net profit attributable to shareholders*	434.7	367.3	+18%
Comparable basic EPS (in euro)*	1.80	1.53	+18%

	Third quarter
	2007	2006	% Change
	€ million	€ million
Volume in unit cases (in millions)	583.8	521.7	+12%
Net sales revenue	1,902.2	1,649.9	+15%
Cost of goods sold	(1,093.0)	(964.7)	+13%
Gross profit	809.2	685.2	+18%
Total operating expenses	(524.0)	(459.9)	+14%
Comparable total operating expenses*	(524.0)	(450.3)	+16%
Operating profit (EBIT)	285.2	225.3	+27%
Comparable operating profit (EBIT)*	285.2	234.8	+21%
EBITDA	377.1	312.7	+21%
Comparable EBITDA*	377.1	319.1	+18%
Net profit attributable to shareholders	213.0	167.1	+27%
Comparable net profit attributable to shareholders*	213.0	175.3	+22%
Comparable basic EPS (in euro)*	0.88	0.73	+21%

Note: Comparable financial indicators (previously referred to as ‘underlying’) exclude in 2006 the recognition of pre-acquisition tax losses, significant restructuring costs and non-recurring items.

Net sales revenue

Net sales revenue increased by 17% in the first nine months of 2007 and 15% in the third quarter versus the same periods in 2006. Net sales revenue per unit case for the Group, excluding the impact of the acquisition of the Italian water business Fonti del Vulture, increased by approximately 3% on a currency neutral basis in the first nine months of 2007 versus the same period of 2006. In terms of segments, for the first nine months of 2007, excluding Fonti del Vulture, net sales revenue per unit case in the established segment grew by approximately 1% while growing by 5% and 8% respectively in the developing and emerging markets. All three segments experienced improvements in the brand and package mix due to various revenue growth initiatives and tactical price increases.

Cost of goods sold

Cost of goods sold increased by 15% over the first nine months and by 13% over the third quarter versus the prior year. Cost of goods sold for the first nine months of 2007 per unit case increased by 2%, excluding Fonti del Vulture, resulting primarily from shifts in category and package mix towards higher cost and higher margin products.

Gross profit

Gross profit margin over the first nine months increased from 40.8% last year to 41.4%. For the third quarter, gross profit margins also increased from 41.5% last year to 42.5% this year. Margin improvement was driven by revenue growth initiatives as well as our continued focus on driving supply chain efficiencies helping to offset raw material cost pressures.

Operating expenses

On a comparable basis, total operating expenses increased by 17% in the first nine months of 2007 and by 16% in the third quarter versus the same periods in 2006. The main focus of our investments remains in the commercial and logistics areas as we further build our sales force capabilities and strengthen our route-to market in the established markets.

Operating profit (EBIT)

On a comparable basis, operating profit (EBIT) increased by 20% for the first nine months from €513 million last year to €616 million and by 21% for the quarter from €235 million last year to €285 million. Solid volume growth, gross margin improvement and continued focus on cost control, with selective investments in sales force and route-to-market, allowed us to grow operating profit ahead of volume while positioning ourselves to capture future growth opportunities. Comparable EBIT margin increased 30 basis points in the first nine months of 2007 and 80 basis points in the third quarter versus the same periods in 2006.

Tax

Coca-Cola Hellenic’s effective tax rate for the first nine months was approximately 20% versus 19% for the same period last year on a comparable basis. This rate is quoted before any tax credit arising from the current recognition of acquired and previously unrecognised accumulated tax benefits. The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories.

Net profit

Net profit for the first nine months of 2007 increased by 18% from €367 million last year to €435 million and by 22% for the quarter from €175 million last year to €213 million in 2007 on a comparable basis.

Cash flow

Cash flow generated from operating activities increased by €147 million from €604 million during the first nine months of 2006 to €751 million in 2007. The improvement in operating cash flow was partly attributable to continued efforts to reduce financial working capital as one of our “Excellence Across the Board” initiatives. After deducting net capital expenditure, operating cash flow was €399 million during the first nine months of 2007, compared to €320 million in the same period last year.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €352 million for the first nine months of 2007 (7% of net sales revenue), compared to €284 million (7% of net sales revenue)  for the same period last year.

Bonus Share Issue

Coca-Cola Hellenic’s shareholders approved on 15 October 2007 a share capital increase of €60,516,979 through the capitalisation of the “share premium” account and the issuance of 121,033,958 new ordinary bearer shares. The new shares will be delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase Coca-Cola Hellenic’s share capital will amount to €181,550,937, divided into 363,101,874 shares of a nominal value of Euro 0.50 each (refer to note 17 of the condensed financial statements).

Formation of a partnership with The Coca-Cola Company and illycaffè Spa

On 12 November 2007, Coca-Cola Hellenic announced that it has signed a letter of intent with The Coca-Cola Company which will allow the formation of a three-way joint venture with illycaffè SpA. The joint venture will be responsible for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee across Coca-Cola Hellenic’s territories. It is expected that negotiations in relation to the joint venture business model, which will also be subject to regulatory approval, will be concluded in early 2008.

2007 Full Year Outlook

Coca-Cola Hellenic achieved continued strong operating momentum during the third quarter driven by robust volume growth, effective revenue growth management strategies and enhancement in operating margins. In addition, our three strategic initiatives - route-to-market, customer-centric capabilities and working capital management - are driving continuous improvements to further strengthen our business. As a result, we are upgrading our 2007 financial targets, on a comparable basis, as follows:

•              Volume growth of approximately 13% (11-13% previously),

•              EBIT growth of approximately 21% (18-20% previously),

•              EPS of approximately €1.91*, an increase of 21% (€1.85-€1.88 previously),

•              ROIC improvement of approximately 100 basis points.

The effective tax rate for the full year 2007 is expected to be approximately 21.5%.

Our capital spending initiatives are geared towards growing categories and geographies coupled with cooler expansion to drive volume and value of our high growth business. In 2007 we expect our net capital expenditure to be approximately €540 million.

As we finalise our three-year business planning process, we are confident in the underlying strength of our business and accordingly expect our 2008 targets to be in line with our long-term growth model, once again demonstrating the strength of our unique business model which allows us to drive such growth off a significantly higher expected profit base in 2007. More detailed guidance will be provided when we announce our full-year results which are scheduled to be released mid-February 2008.

* EPS of approximately €1.27 adjusted for the bonus share issue.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Condensed consolidated income statement

		Nine months to	Nine months to
	Note	28 September 2007	29 September 2006
		€ million	€ million

Net sales revenue	3	5,002.1	4,292.6
Cost of goods sold		(2,930.8)	(2,540.4)

Gross profit		2,071.3	1,752.2

Operating expenses		(1,455.0)	(1,239.1)
Adjustments to intangible assets	4	(0.3)	(7.8)
Significant restructuring costs	5	—	(37.1)
Non-recurring items	6	—	0.9
Total operating expenses		(1,455.3)	(1,283.1)

Operating profit (EBIT)	3	616.0	469.1

Finance costs	7	(60.7)	(54.9)
Share of results of equity method investments		—	0.8

Profit before taxation		555.3	415.0

Taxation	8	(109.8)	(70.7)

Profit for the period		445.5	344.3
Attributable to:
Minority interests		10.8	3.8
Shareholders of the Group		434.7	340.5
		445.5	344.3

Basic earnings per share (euro)	9	1.80	1.41

Diluted earnings per share (euro)	9	1.79	1.41

Volume (million unit cases)	3	1,553.8	1,357.1

EBITDA (€ million)	3	881.9	740.8

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

		Three months to	Three months to
	Note	28 September 2007	29 September 2006
		€ million	€ million

Net sales revenue	3	1,902.2	1,649.9
Cost of goods sold		(1,093.0)	(964.7)

Gross profit		809.2	685.2

Operating expenses		(524.0)	(450.3)
Non-recurring items	6	—	(9.6)
Total operating expenses		(524.0)	(459.9)

Operating profit (EBIT)	3	285.2	225.3

Finance costs	7	(23.9)	(20.0)
Share of results of equity method investments		(0.3)	0.3

Profit before taxation		261.0	205.6

Taxation	8	(43.8)	(36.4)

Profit for the period		217.2	169.2
Attributable to:
Minority interests		4.2	2.1
Shareholders of the Group		213.0	167.1
		217.2	169.2

Basic and diluted earnings per share (euro)	9	0.88	0.69

Volume (million unit cases)	3	583.8	521.7

EBITDA (€ million)	3	377.1	312.7

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Condensed consolidated balance sheet

		As at	As at	As at
	Note	28 September 2007	29 September 2006	31 December 2006
		€ million	€ million	€ million
Assets

Intangible assets	10	1,927.4	1,861.9	1,865.7
Property, plant and equipment	10	2,704.9	2,424.6	2,497.7
Other non-current assets		91.6	94.8	70.8

Total non-current assets		4,723.9	4,381.3	4,434.2

Inventories		530.3	454.9	419.3
Trade and other receivables		1,113.8	990.9	924.3
Cash and cash equivalents	11	325.2	362.4	305.5

Total current assets		1,969.3	1,808.2	1,649.1

Total assets		6,693.2	6,189.5	6,083.3

Liabilities

Short-term borrowings	11	295.3	338.6	306.9
Other current liabilities		1,354.5	1,217.7	1,118.1

Total current liabilities		1,649.8	1,556.3	1,425.0

Long-term borrowings	11	1,591.3	1,639.1	1,597.8
Other non-current liabilities		395.0	298.3	336.4

Total non-current liabilities		1,986.3	1,937.4	1,934.2

Shareholders’ equity		2,960.8	2,603.3	2,630.3
Minority interests		96.3	92.5	93.8

Total equity		3,057.1	2,695.8	2,724.1

Total equity and liabilities		6,693.2	6,189.5	6,083.3

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Condensed consolidated cash flow statement

	Note	Nine months to 28 September 2007	Nine months to 29 September 2006	Year ended 31 December 2006
		€ million	€ million	€ million
Operating activities:
Operating profit		616.0	469.1	507.1
Depreciation of property, plant and equipment	10	259.4	247.0	329.1
Amortisation of intangible assets	10	2.0	1.3	2.4
Adjustments to intangible assets	4	0.3	7.8	7.8
Employee share options		4.2	2.9	4.0
Impairment of plant and equipment		—	12.7	24.5
		881.9	740.8	874.9

Gains on disposal of non-current assets		(3.5)	(13.9)	(11.1)
Increase in inventories		(109.9)	(66.7)	(32.7)
Increase in trade and other receivables		(161.8)	(132.7)	(66.9)
Increase in trade payables and other liabilities		213.9	141.5	111.2
Taxation paid		(69.9)	(64.8)	(102.3)
Cash flow generated from operating activities		750.7	604.2	773.1

Investing activities:
Payments for purchase of property, plant and equipment and intangible assets		(348.4)	(300.9)	(519.3)
Receipts from disposal of property, plant and equipment		16.9	28.4	37.8
Net receipts from investments		1.9	2.3	9.3
Net payments for acquisition of subsidiaries and joint ventures		(171.8)	(77.8)	(78.1)
Net cash used in investing activities		(501.4)	(348.0)	(550.3)

Financing activities:
Proceeds from shares issued to employees exercising stock options		—	—	22.5
Net (decrease) / increase in borrowings		(50.2)	81.5	44.6
Principal repayments of finance lease obligations		(20.2)	(12.0)	(20.4)
Net interest paid		(79.3)	(67.1)	(68.0)
Dividends paid to Group shareholders and minority Interests		(84.0)	(76.7)	(78.1)
Net cash used in financing activities		(233.7)	(74.3)	(99.4)

Increase in cash and cash equivalents		15.6	181.9	123.4

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		305.5	182.4	182.4
Increase in cash and cash equivalents		15.6	181.9	123.4
Effect of changes in exchange rates		4.1	(1.9)	(0.3)

Cash and cash equivalents		325.2	362.4	305.5

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Consolidated statement of changes in equity

	Attributable to equity holders of the Group
			Exchange
	Share	Share	equalisation	Other	Retained		Minority	Total
	capital	premium	reserve	reserves	earnings	Total	interest	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9
Net profit for the period	—	—	—	—	340.5	340.5	3.8	344.3
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.4	—	1.4	—	1.4
Cash flow hedges:
Gains taken to equity	—	—	—	0.9	—	0.9	—	0.9
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(22.4)	—	—	(22.4)	(2.0)	(24.4)
Tax on items taken directly to or transferred from equity	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Comprehensive income / (loss)	—	—	(22.4)	2.1	340.5	320.2	1.8	322.0
Share based compensation Options	—	—	—	2.9	—	2.9	—	2.9
Movement in treasury shares	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	16.3	(16.3)	—	—	—
Dividends	—	—	—	—	(72.2)	(72.2)	(4.7)	(76.9)
Balance as at 29 September 2006	120.3	1,675.7	121.8	292.2	393.3	2,603.3	92.5	2,695.8
Net profit for the period	—	—	—		(6.8)	(6.8)	3.7	(3.1)
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.7	—	0.7	—	0.7
Cash flow hedges:
Losses taken to equity	—	—	—	(1.2)	—	(1.2)	—	(1.2)
Gains transferred to profit and loss for the period	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Foreign currency translation	—	—	10.7	—	—	10.7	(1.1)	9.6
Tax on items taken directly to or transferred from equity	—	—	—	0.2	—	0.2	—	0.2
Comprehensive income / (loss)	—	—	10.7	(0.5)	(6.8)	3.4	2.6	6.0
Shares issued to employees exercising stock options	0.7	21.8	—	—	—	22.5	—	22.5
Share based compensation:
Options	—	—	—	1.1	—	1.1	—	1.1
Minority interest arising on acquisitions	—	—	—	—	—	—	3.6	3.6
Acquisition of shares held by minority interests	—	—	—	—	—	—	(3.4)	(3.4)
Appropriation of reserves	—	—	—	4.9	(4.9)	—	—	—
Dividends	—	—	—	—	—	—	(1.5)	(1.5)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
			Exchange
	Share	Share	equalisation	Other	Retained		Minority	Total
	capital	premium	reserve	reserves	earnings	Total	interest	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Net profit for the period	—	—	—		434.7	434.7	10.8	445.5
Valuation gains on available-for-sale investments taken to equity	—	—	—	3.5	—	3.5	—	3.5
Cash flow hedges:
Losses transferred to Profit and Loss for the period	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation	—	—	(33.7)	—	—	(33.7)	(1.7)	(35.4)
Tax on items taken directly to or transferred from equity	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Comprehensive income / (loss)	—	—	(33.7)	3.0	434.7	404.0	9.1	413.1
Share based compensation Options	—	—	—	4.2	—	4.2	—	4.2
Movement in treasury shares	—	—	—	(0.2)		(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	16.0	(16.0)	—	—	—
Dividends	—	—	—	—	(77.5)	(77.5)	(6.6)	(84.1)
Balance as at 28 September 2007	121.0	1,697.5	101.1	320.7	720.5	2,960.8	96.3	3,057.1

The notes on pages 18 to 23 are an integral part of and should be read in conjunction with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 28 September 2007 (IFRS)

Selective explanatory notes to the condensed consolidated financial statements

1.             Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except that the following new accounting standards and interpretations have been implemented in 2007: International Financial Reporting Standard (‘IFRS’) 7, Financial Instruments Disclosures, IFRIC 10, Interim Financial Reporting and Impairment and IFRIC 9, Reassessment of Embedded Derivatives. None of these have had a material impact on the current or prior periods.

Operating results for the nine months ended 28 September 2007 are not indicative of the results that may be expected for the year ended 31 December 2007 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union applicable to Interim Financial Reporting (‘IAS 34’). These condensed consolidated financial statements should be read in conjunction with the 2006 annual financial statements, which include a full description of the accounting policies of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Company’ or the ‘Group’).

Certain comparative figures have been reclassified to conform with changes in presentation in the current period.

2.             Exchange rates

For Coca-Cola Hellenic, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average nine months ended		Closing as at
	28 September	29 September	28 September	31 December
	2007	2006	2007	2006
US dollar	1.35	1.25	1.41	1.32
UK sterling	0.68	0.68	0.70	0.67
Polish zloty	3.83	3.92	3.77	3.83
Nigerian naira	171.96	160.04	177.29	169.00
Hungarian forint	250.65	266.83	250.85	253.70
Swiss franc	1.64	1.57	1.65	1.61
Russian rouble	34.80	34.04	35.33	34.70
Romanian lei	3.30	3.54	3.39	3.37

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:

Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Nine Months Ended
	28 September 2007	29 September 2006	28 September 2007	29 September 2006
Volume in unit cases (million)
Established countries	193.1	179.4	525.5	470.9
Developing countries	110.3	104.7	294.7	264.1
Emerging countries	280.4	237.6	733.6	622.1
	583.8	521.7	1,553.8	1,357.1

Net sales revenue (€ million)
Established countries	737.6	696.9	2,055.0	1,918.2
Developing countries	353.6	312.5	913.0	754.2
Emerging countries	811.0	640.5	2,034.1	1,620.2
	1,902.2	1,649.9	5,002.1	4,292.6

EBITDA (€ million)
Established countries	131.2	121.4	341.5	331.9
Developing countries	70.5	60.6	152.6	116.6
Emerging countries	175.4	130.7	387.8	292.3
	377.1	312.7	881.9	740.8

EBIT (€ million)
Established countries	99.1	87.8	250.2	222.0
Developing countries	53.6	44.3	101.5	64.7
Emerging countries	132.5	93.2	264.3	182.4
	285.2	225.3	616.0	469.1
Reconciling items (€ million)
Finance costs			(60.7)	(54.9)
Share of results of equity method investments			—	0.8
Taxation			(109.8)	(70.7)
Minority interests			(10.8)	(3.8)
Profit for the period attributable to shareholders of the Group			434.7	340.5

	As at
	28 September 2007	31 December 2006
Total assets (€ million)
Established countries	3,188.1	3,111.2
Developing countries	1,110.8	951.6
Emerging countries	2,546.5	1,938.6
Corporate / intersegment receivables	(152.2)	81.9
	6,693.2	6,083.3

4.             Adjustments to intangible assets

Coca-Cola Hellenic recognises deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €0.3 million (2006: €7.8 million) has been recorded in operating expense for the first nine months of the year and a deferred tax credit of €0.2 million (2006: €7.8 million) included within taxation on the income statement. No adjustment of this nature was made during the third quarter of 2007 and 2006.

5.             Significant restructuring costs

Restructuring costs are shown separately on the face of the income statement, when significant, in the period to which they relate. In the first nine months of 2006 restructuring charges of €37.1 million before tax were recorded. These comprised cash restructuring charges of €24.4 million, charges for the impairment of property, plant and equipment of €7.6 million and accelerated depreciation of €5.1 million.

6.                                                  Non-recurring items

Non-recurring items, for the first nine months of 2006, comprise the €14.8 million gain on the sale of the production site in Dublin, Republic of Ireland, which forms a part of the consolidation of production into a single all-island site in Northern Ireland, the provision for the fine imposed in Greece by the Greek Competition Authority of €8.9 million and a €5.0 million impairment of bottles as part of the implementation of our refillable bottle strategy. For the third quarter of 2006 non-recurring items comprise the €4.6 million additional provision for the Greek Competition Authority fine and the €5.0 million impairment of bottles.

7.             Finance costs

	Nine months to	Nine months to
	28 September 2007	29 September 2006
	€ million	€ million
Interest expense	68.4	63.2
Net foreign exchange translation losses / (gains)	0.2	(0.8)
Fair value losses on interest rate swaps	—	0.1
Interest income	(7.9)	(7.6)
Total finance costs	60.7	54.9

	Three months to	Three months to
	28 September 2007	29 September 2006
	€ million	€ million
Interest expense	26.7	25.4
Net foreign exchange translation gains	—	(1.8)
Fair value gains on interest rate swaps	—	(0.1)
Interest income	(2.8)	(3.5)
Total finance costs	23.9	20.0

8.             Taxation

The effective tax rate for the Company differs from the 2007 Greek statutory rate of 25% (2006: 29%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Company operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Company range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Company varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily refer to the current period’s operations.

The effective tax rate (excluding the adjustments to intangible assets) is expected to be approximately 21.5% for the full year 2007. This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

9.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2007: 242,067,916 shares, 2006: 240,692,002 shares). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                               Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2007	2,497.7	1,865.7
Additions	432.6	2.4
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(0.3)
Arising on current year acquisitions (Note 14)	111.9	71.2
Arising on Fonti del Vulture (Note 15)	(30.6)	(2.2)
Arising on other prior year acquisitions	(2.9)	2.4
Disposals	(10.6)	—
Depreciation / amortisation	(259.4)	(2.0)
Foreign exchange differences	(33.8)	(9.8)
Closing net book value as at 28 September 2007	2,704.9	1,927.4

11.                               Net debt

	As at	As at	As at
	28 September 2007	29 September 2006	31 December 2006
	€ million	€ million	€ million
Long-term borrowings	1,591.3	1,639.1	1,597.8
Short-term borrowings	295.3	338.6	306.9
Cash and cash equivalents	(325.2)	(362.4)	(305.5)
Net debt	1,561.4	1,615.3	1,599.2

12.                               Dividends

The shareholders approved a dividend of €0.32 per share (totalling €77.5 million) for the year ended 31 December 2006, at the Annual General Meeting held on 20 June 2007.

13.                               Contingencies

There have been no significant changes in contingencies since 31 December 2006 (as described in the 2006 Annual Report available at the Company’s web site address www.coca-colahbc.com).

14.                               Recent acquisitions

a.                                       On 31 May 2007, the Company announced the completion of the acquisition of 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction is €16.9 million (excluding acquisition costs) with no debt assumed. The acquisition of Eurmatik is not expected to affect materially group profitability in the near term. At this stage, the acquisition has resulted in the recording of initial goodwill of €13.6 million and other intangible assets of €2.2 million. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalisation.

b.                                      On 4 September 2007, the Company announced the completion of the acquisition of 100% of OOO Aqua Vision (‘Aquavision’), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the acquisition was €172.3 million (excluding acquisition costs) with the assumption of debt of an additional €23.5 million. The final consideration is subject to adjustments depending on the final working capital. At this stage the acquisition has resulted in recording initial goodwill of €46.5 million and other intangible assets of €8.9 million. The fair values of assets acquired and liabilities assumed are preliminary and pending finalisation.

15.                               Prior year acquisition of Fonti Del Vulture

Fonti Del Vulture S.r.l., (“Fonti del Vulture”) was acquired on 5 July 2006, jointly with The Coca-Cola Company. The recent finalisation of the arrangements for The Coca-Cola Company’s and Coca-Cola Hellenic’s relationship with Fonti del Vulture has resulted in the assets and liabilities of the acquired entity being retained by Fonti del Vulture (where they are subject to the equity method of accounting) rather than being distributed to the owners of Fonti del Vulture. This change has been reflected in the income statements and cash flow statements for the nine month and three month period ended 28 September 2007, and in the balance sheet as at 28 September 2007.

Details of the acquisition for the purpose of Coca-Cola Hellenic reporting are as follows:

	As reported at 31 December 2006	Adjusted values
	€ million	€ million
Goodwill	2.2	—
Property, plant and equipment	30.6	—
Other non-current assets	2.4	5.8
Current assets	9.0	—
Short term borrowings	(11.8)	—
Other current liabilities	(13.8)	—
Long term borrowings	(11.4)	—
Other non-current liabilities	(1.4)	—
Fair value of net assets acquired	5.8	5.8

16.                               Employee numbers

The average number of full-time equivalent employees in the nine months of 2007 was 45,890 (2006: 42,388).

17.                               Subsequent events

Coca-Cola Hellenic’s shareholders approved on 15 October 2007 a share capital increase of €60,516,979 through the capitalisation of the “share premium” account and the issuance of 121,033,958 new ordinary bearer shares. The new shares will be delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Following the completion of the above share capital increase Coca-Cola Hellenic’s share capital will amount to €181,550,937, divided into 363,101,874 shares of a nominal value of €0.50 each.

On 24 October 2007, the Greek Ministry of Development approved the share capital increase and Coca-Cola Hellenic filled required documents with the Greek Capital Markets Committee and the Athens Exchange.

On 8 November 2007, the Athens Exchange approved the bonus issuance. According to the Greek capital markets legislation shareholders entitled to receive the bonus shares will be those holding Coca-Cola Hellenic shares at the closing of trading on 13 November 2007. Coca-Cola Hellenic’s shares will open adjusted on 14 November 2007. The new shares will be credited to the SAT (Dematerialised Securities System) accounts of the shareholders and begin trading on 20 November 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date November 14, 2007